ASIA ENTERTAINMENT & RESOURCES LTD.
NOTICE OF FULL REDEMPTION

Ordinary Share Purchase Warrants, Exercise Price $5.00

Dated as of June 28, 2010

CUSIP# G0539K-116

NOTICE IS HEREBY GIVEN to all record holders on the date hereof that, pursuant to the provisions of the Warrant Agreement (the “Warrant Agreement”) between Asia Entertainment & Resources Ltd., as issuer (the “Company”), and Continental Stock Transfer & Trust Company, as Warrant Agent, that the Asia Entertainment & Resources Ltd. Ordinary Share Purchase Warrants (the "Warrants") have been selected for Full Redemption on October 28, 2010 (the "Redemption Date") at a redemption price equal to $0.01 (the “Redemption Price”) per Warrant.

At any time prior to the close of business on the Redemption Date, warrant holders may exercise their right to convert their warrants into the Company’s ordinary shares upon payment of the exercise price of $5.00 per share.  The Warrants may be exercised using the following address of the Warrant Agent:

By Mail or Overnight to:
Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Attn: Reorganization Department

The exercise price of the Warrants is $5.00.  Each Warrant is currently exercisable for 1 ordinary share of the Company.  The closing price of the Company’s ordinary shares on June 24, 2010 was $7.50 per share.  The right of holders of Warrants to exercise their Warrants for ordinary shares of the Company shall terminate at the close of business on October 28, 2010, the Redemption Date, provided that the registration statement with respect to the ordinary shares for which the Warrants are exercisable remains current and effective through the Redemption Date.  If you wish to exercise your Warrants for ordinary shares of the Company, Continental Stock Transfer & Trust Company must have received the certificates representing your Warrants, the duly executed subscription form as set forth in the Warrants, and payment of the exercise price no later than October 28, 2010.

Only a registered holder of Warrants may surrender Warrants for redemption or exercise.  Any beneficial owner whose Warrants are registered in the name of his broker, dealer, commercial bank, trust company or other nominee should contact the registered holder promptly.

If you have any questions about responding to this request, please call Continental Stock Transfer and Trust Company at 212-509-4000 ext. 536.

IMPORTANT TAX INFORMATION. Withholding of 28% of gross redemption proceeds of any payment made within the United States may be required by the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), unless the Warrant Agent has the correct taxpayer identification number (social security or employer identification number) or exemption certificate of the payee. Please furnish a properly completed Form W-9 or exemption certificate or equivalent when presenting your Warrants.

Date: June 28, 2010